1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 12, 2019

VIA EDGAR

Ms. Catherine Whiting

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 33-97598 and

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 500

Dear Ms. Whiting:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 500 to the registration statement of the Company filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares MSCI Turkey ETF (the “Fund”), a series of the Company.

The SEC staff (the “Staff”) provided comments to the Company on November 27, 2019. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Company’s response, which is applicable to the Fund. Capitalized terms have the meanings assigned in the Fund’s prospectus (the “Prospectus”) unless otherwise defined in this letter.

Comment 1: Please confirm whether Turkey is considered a less developed market for purposes of Custody Risk? If so, please clarify that Turkey is a less developed market.

Response: The Company confirms that the Index Provider classifies Turkey as an emerging market, which is the reason the Company includes Custody Risk. The Company has added disclosure to the principal investment strategies clarifying that the Index Provider classifies Turkey as an emerging market.

NEW YORK  WASHINGTON   HOUSTON  PALO ALTO  SAN FRANCISCO  PARIS  LONDON  FRANKFURT  BRUSSELS  MILAN  ROME

Securities and Exchange Commission

December 12, 2019

Comment 2: Please consider making clear that Turkey is the country being referred to in the Privatization Risk.

Response: The Company respectfully notes that Privatization Risk references “[t]he country in which the Fund invests.” The Company believes that given the use of “Turkey” in the Fund’s name and the Fund’s investment objective to track the investment results of an Underlying Index composed of Turkish equities, it is sufficiently clear that Turkey is the country being referred to in Privatization Risk. As a result, the Company respectfully declines to make the requested change.

Comment 3: Please consider making clear that Turkey is the country being referred to in the Reliance on Trading Partners Risk.

Response: The Company respectfully notes that Reliance on Trading Partners Risk includes the phrase “[t]he Fund invests in a country.” As noted in the response to Comment 2, the Company believes that given the use of “Turkey” in the Fund’s name and the Fund’s investment objective to track the investment results of an Underlying Index composed of Turkish equities, it is sufficiently clear that Turkey is the country being referred to in Reliance on Trading Partners Risk. As a result, the Company respectfully declines to make the requested change.

Comment 4: In the Risk of Emerging Markets, please consider clarifying that Turkey is, or could be considered, an emerging market.

Response: As noted in response to Comment 1, the Company has added disclosure to the principal investment strategies clarifying that the Index Provider classifies Turkey as an emerging market.

Comment 5: Consistent with ADI 2019-08, please order the summary of principal risks based on those risks that that are reasonably likely to adversely affect the Fund’s net asset value, yield, and total return.

Response: The Company is reviewing the guidance from the Division of Investment Management internally. Additionally, the Company respectfully notes the following language currently in the sections entitled “Fund Overview - Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

****

Securities and Exchange Commission

December 12, 2019

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Nadia Persaud
Nick Cordell
Nicole Hwang
George Rafal
Michael Gung
James Hahn